

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Duane M. DesParte
Vice President and Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

      **Re:**      **Exelon Corporation**
              **Form 10-K for Fiscal Year Ended December 31, 2009**
              **Filed February 5, 2010**
              **Definitive Proxy Statement on Schedule 14A**
              **Filed March 18, 2010**
              **File No. 001-16169**

Dear Mr. DesParte:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,


                    H. Christopher Owings
                    Assistant Director